December 11, 2020

SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Nick Lamparski
Lilyanna Peyser
Suying Li
Donna Di Silvio

	Re:	Medirom Healthcare Technologies Inc.
Comment Letter Dated December 9, 2020
Registration Statement on Form F-1
Filed November 20, 2020
File No. 333-250762

Ladies and Gentlemen:

This letter is submitted on behalf of Medirom Healthcare Technologies Inc., a foreign private issuer organized under the laws of Japan (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 filed with the Commission on November 20, 2020 (as amended, the “Registration Statement”), as set forth in your letter dated December 9, 2020 addressed to Mr. Kouji Eguchi, Chief Executive Officer of the Company (the “Comment Letter”).

The Company is concurrently submitting to the Commission, electronically via EDGAR, Amendment No. 2 to the Registration Statement on Form F-1, which includes changes that reflect responses to the Staff’s comments. In light of the COVID-19-related workplace issues, we are not at this time separately delivering to the Commission for the Staff’s reference hard copies of the Registration Statement and the exhibits filed therewith, but will of course do so in the future if and when the Staff considers appropriate.

The headings and numbered paragraphs of this letter correspond to the those contained in the Comment Letter and, to facilitate your review, the text of the Comment Letter has been reproduced below followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s responses refer to the Registration Statement.

GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM

1840 Century Park East, Suite 1900 ■ Los Angeles, California 90067-2121 ■ Tel 310.586.7700 ■ Fax 310.586.7800

U.S. Securities and Exchange Commission

December 11, 2020

Supplementally, the Company advises the Staff that it intends to commence roadshows the week of December 14, 2020 and to request acceleration of the effective date of the Registration Statement on or about Friday, December 18, 2020. Consequently, to the extent the Staff has additional requests for information with respect to the Registration Statement, the Company would appreciate receipt thereof as soon as practicable.

Registration Statement on Form F-1 filed November 20, 2020

Prospectus Summary

Recent Developments, page 1

1.	We note that you have provided in your Prospectus Summary preliminary financial results for the three and nine months ended September 30, 2020. Please revise your registration statement to provide context for the preliminary revenue and net loss estimates, including qualitative and quantitative disclosure, by providing estimates for operating costs, expenses or other line items that would balance your disclosure. We also note your statement that "actual results may differ materially from these estimated preliminary results." If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from those reflected in the preliminary results; accordingly, please remove or revise this statement. Finally, we note your statement that final financial results for the period ended September 30, 2020 may not be included in the registration statement prior to effectiveness; please confirm your understanding that, if the financial statements for this financial period are or become available prior to the effective date of the registration statement, they must be included in the filing.

Response to Comment No. 1:

The Company acknowledges the Staff’s comments and has revised the disclosure on pages 6 and 7 to provide context for the preliminary revenue and loss estimates and to revise the statement regarding preliminary results. The Company also confirms its understanding that, if the financial statements for the period ended September 30, 2020 are or become available prior to the effective date of the registration statement, they must be included in the filing.

Supplementally, the Company advises the Staff that it does not have and does not expect to have PCAOB AU 722 reviewed unaudited financial statements for the period that could be filed with the Registration Statement prior to effectiveness due to the additional undue financial burden this would cause. The Company asks the Staff to note it has no obligation in its home country to produce quarterly financial statements. The Company has included these preliminary results in light of the unique circumstances caused to the Japanese economy as a result of the COVID-19 pandemic and, consequently, seeks to provide investors with available trend information from its most recently completed quarter to assist investors in understanding the impact of these unusual market conditions on the Company.

Business

Digital Preventative Healthcare Segment

MOTHER Tracker®, page 70

2.	We note your disclosure that pursuant to your production and development agreement with Matrix Industries, Inc. you will be required to pay royalties to Matrix Industries, Inc. "based on a percentage of the gross profit received" from the sale of your MOTHER Tracker® fitness devices and that such "royalty percentage decreases following the sales of the first 10,000 units." Please revise your disclosure to include more information about the royalty payments; for example, a narrow range expressed within ten percentage points or a statement that a percentage is in the low single digits, teens, etc. likely would be sufficient.

U.S. Securities and Exchange Commission

December 11, 2020

Response to Comment No. 2:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 79 to incorporate the applicable royalty percentages. The Company is also refiling Exhibit 10.4 with Amendment No. 2 accordingly.

Exhibits

3.	We note that Section 7.6 of your Form of Deposit Agreement and Section 23 of your Specimen American Depositary Receipt of the Registrant each contain a waiver of jury trial provision with respect to any suit, action or proceeding against the company and/or the depositary directly or indirectly. Please revise the waiver of jury trial provisions in your exhibits to disclose, as you do in your filing, that the provisions apply to claims made under the U.S. federal securities laws and that any holder or beneficial owner of ADSs will not be deemed to have waived the company's or the depositary's compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder. Also revise your risk factor disclosure on page 35 to clarify whether the provisions apply to purchasers in secondary transactions.

Response to Comment No. 3:

The Company acknowledges the Staff’s comment and has revised Exhibits 4.1 and 4.2 to conform to the disclosure on page 119.  In addition, the Company has revised the last sentence of the carryover risk factor on page 38 to clarify that the subject provisions apply to purchasers of ADSs in the secondary market, as requested by the Staff.

We thank the Staff for its review and consideration of the Company’s Registration Statement and the foregoing responses to the Staff’s comments. We hope the foregoing has been adequately responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at jonesb@gtlaw.com.

Sincerely,

/s/ Barbara A. Jones
Barbara A. Jones, Esq.

cc:	Office of International Corporate Finance, Securities and Exchange Commission
Kouji Eguchi, Chief Executive Officer, Medirom Healthcare Technologies Inc.
Fumitoshi Fujiwara, Chief Financial Officer, Medirom Healthcare Technologies Inc.
Koji Ishikawa, Esq., Greenberg Traurig Tokyo Law Offices